February 26, 2025

E. Scott Crist
Chief Executive Officer
Texas Ventures Acquisition III Corp
5090 Richmond Ave
Suite 319
Houston, TX 77056

        Re: Texas Ventures Acquisition III Corp
            Registration Statement on Form S-1
            Filed February 7, 2025
            File No. 333-284793
Dear E. Scott Crist:

        We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover page

1. Regarding your new disclosures about the NMSI private placement warrants, we note that the warrant agreement does not contain the provision requiring the separate consent of a majority of NMSI holders to approve any forfeiture, transfer, exchange or amendment of such warrants in connection with a business combination. Please reconcile. Please also address whether such approval, if withheld, may impact your ability to complete a business combination. Revise similar disclosures where they appear throughout the prospectus.
2. Clarify when the NMSI private placement warrants will be purchased by the non-
        managing sponsor investors. Disclosure on the cover page suggests that this will take place simultaneously with the closing of the offering, however, disclosure on page 1 states that the NMSI private placement warrants will be distributed upon closing of
 February 26, 2025
Page 2

       your business combination. Also clarify whether the non-managing sponsor members will hold the NMSI private placement warrants directly, or whether they will be held through the sponsor. If the latter, please reconcile disclosure that the consent of non-
       managing sponsor members is required to approve forfeitures and other dispositions of the NMSI private placement warrants with disclosure on page 13 under "Sponsor
       Information" stating that non-managing sponsor investors will have no right to participate in any decision regarding the disposal of any security held by the sponsor.
3. We note your disclosure that the conversion of NMSI private placement warrants to
       Class A shares may cause significant dilution to public shareholders when the market price of the Class A shares is low. Please add disclosure that this may also incentivize non-managing sponsor members to vote their public shares in favor of a business combination target that may decline in value and be unprofitable for public shareholders, given that non-managing sponsor members will be able to receive shares in exchange for warrants even when the warrants are out of the money. Conflicts of Interest, page 42

4. We note your response to prior comment 3 and reissue in part. Please disclose how you intend to allocate opportunities among Texas Ventures and any new SPACs that they may form in the future.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Lijia Sanchez, Esq.